News Release
Bema Increases Mineral Reserve and Mine Life at Kupol Project/
Commences Draw Down of $400 million Kupol Project Loan

Vancouver, May 25, 2006 - Bema Gold Corporation (TSX, AMEX: BGO, AIM: BAU) is pleased to announce the new Mineral Reserve calculation for the 75% owned Kupol project located in north eastern Russia. Based on the results from the 2005 exploration program, Bema has increased the previously announced Probable Mineral Reserves by 15% adding an additional two years to the Kupol mine life.

The following table compares the Probable Mineral Reserves for Kupol, as of June 3, 2005, to the new Probable Mineral Reserves:

	Tonnes	Gold g/t	Gold ounces	Silver g/t	Silver ounces
Probable Mineral Reserves 06/03/05 Probable Mineral Reserves 05/24/06 Changes to Reserves	7,086,898 8,225,200 1,138,302	16.9 16.8	3,855,428 4,446,000 590,572	214 205	48,762,434 54,226,000 5,463,566
% Change	16%		15%		11%

The new reserves were calculated assuming a $400 spot gold price and a $6 spot silver price using the mine plan and costs as outlined in the June 2005 Feasibility Study. Based on this Feasibility Study, Kupol was projected to have a 6.5 year mine life which, as a result of this new reserve calculation, has been increased by two years to an 8.5 year mine life extending production into 2016. The new reserves can be accessed simply by extending the primary development zones in the Feasiblity mine plan at very close to the same grade and costs. Based on the 2005 study, the Kupol Mine is projected to produce an average of more than 550,000 ounces of gold annually, for the first 6.5 years, with operating cash costs of $47 per ounce and total cash cost of $88 per ounce (net of silver credits at $6.00 per ounce).

The following table gives a breakdown of the open pit probable ore versus underground probable ore:

Source	Tonnes	Gold Grade g/t	Contained Gold ounces(2)	Silver Grade g/t	Contained Silver ounces(2)	Reserve Category
Open Pit(1) Underground	1,425,700 6,799,500	20.4 16.1	937,000 3,509,000	193 208	8,854,000 45,372,000	Probable Probable
Total	8,225,200	16.8	4,446,000(3)	205	54,226,000	Probable

(1)	Contained metal estimates remain subject to process recovery losses.
(2)	Open pit mineral reserves are reported at a cut-off grade of 3.5 g/t gold. Underground mineral reserves are reported at a cutoff grade of 6 g/t gold.
(3)	Probable mineral reserves are calculated using in situ Indicated resource material using expected mining dilution of 22% and mining recovery of 96%.

In addition to the above Probable Mineral Reserve, the Kupol project contains an Inferred Resource of 3.9 million tonnes at 13.7 g/t gold and 177 g/t silver containing 1.7 million ounces of gold and 22.2 million ounces of silver. The project remains open at depth and along strike and several additional structures remain untested. A 20,000 meter drill program has commenced and is designed to test several exploration targets in the region. As a result, Management believes that the 8.5 year mine life at Kupol is an initial projection.

Kupol Project Loan

The Kupol Project loan initial draw down of $200 million is expected to be disbursed to Chukotka Mining and Geological Company (“CMGC”), owner of the Kupol project, on May 26 2006; $150 million will be used to repay the HVB bridge loan (please refer to press release date 06-24-05) and the remainder will be used towards funding of the continued development and construction of the Kupol Mine. Further draw downs will be disbursed as required.

The Project Loan consists of two tranches. The first tranche is for $250 million and is fully underwritten by the Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Corporate & Investment Banking ("SG CIB").

The second tranche for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are comprised of Caterpillar Financial SARL, Export Development Canada (“EDC”), International Finance Corporation (“IFC”) and Mitsubishi Corporation.

In addition Bema’s 75% owned subsidiary,CMGC, has signed a subordinated loan with the IFC for $25 million, $19.5 million of which was drawn down earlier in May.

Development

Bema has recently completed a successful shipping season with over 2500 loads of fuel, equipment, construction material and supplies delivered to Kupol over 430 kilometres of winter roads from the port city of Pevek in northern Russia. The development and construction budget in 2006 is $150 million and will include: excavation of the open pit to provide road building material for haul roads, excavation for the south portal underground access area, completion of the airstrip and installation of the permanent man camp and mill building. Kupol is on schedule to commence production of gold and silver in mid 2008.

Mr. Don Cameron (Bema’s Chief Geologist, Operations) is the Qualified Person as defined by NI 43-101 for the estimation of the Kupol Probable Mineral Reserves.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact: Ian MacLean, Manager, Investor Relations, 604-681-8371, investor@bemagold.com

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities law requirements and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the Securities and Exchange Commission, and the Company's Annual Information Form for the year ended December 31, 2005, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.